                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the Month of August, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                (Translation of Registrant's Name into English)

       3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv -- ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

               Registrant's press release dated August 13, 2003.

                              SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELRON ELECTRONIC INDUSTRIES LTD.
                                          (Registrant)

                                          By: /s/ Tal Raz
                                             ----------------------------
Dated: August 14, 2003

                            -FOR IMMEDIATE RELEASE-
                ELRON ELECTRONIC INDUSTRIES ANNOUNCES SIGNIFICANT
          DECREASE IN NET LOSS IN THE SECOND QUARTER AND FIRST HALF OF
                                      2003

Tel Aviv, Israel, August 13, 2003 - Elron Electronic Industries Ltd. (Nasdaq:ELRN) today reported a net loss of $3.4 million, or $0.12 per share, for the second quarter of 2003 compared to a net loss of $15.2 million, or $0.59 per share, in the second quarter of 2002. The net loss in the first six months of 2003 amounted to $12.0 million, or $0.41 per share, compared to a net loss of $23.4 million or $1.00 per share in the first six months of 2002.

The results of the second quarter and the first half of 2003 give effect to the merger with Elbit Ltd., the share purchase of DEP and the purchase of a controlling interest in each of Galil Medical and Mediagate, all of which occurred during or after the end of the second quarter of 2002. The pro forma net loss for the second quarter and the first half of 2002 which gives effect to these transactions as if they had been in effect at January 1, 2002 amounted to $18.7 million, or $0.64 per share, and $36.5 million, or $1.25 per share, respectively.

Factors contributing to Elron's results in the second quarter of 2003 and operational highlights:

Elron's net loss for the three and six month periods ended June 30, 2003 decreased significantly as compared to the net loss in the same periods of 2002 mainly as a result of the following factors:

(i) a gain, after tax, of approximately $3.2 million, resulting from the sale of 3,500,000 shares of Partner Communications Company Ltd. (Nasdaq:
        PTNR) during the second quarter of 2003;

(ii) as part of the reorganization of Elron, Elbit, and DEP following the completion of the merger with Elbit and the DEP share purchase, certain Elbit and DEP group companies which contributed $6.1 million and $8.4 million to the loss in the three and six month periods ended June 30, 2002, respectively, were sold or discontinued their operations; and

(iii) a decrease of approximately $3.1 million and $4.1 million in the three and six month periods ended June 30, 2003, respectively, as compared to the same periods of 2002, in losses recorded with respect to certain group companies, mainly Elron Software and Elron TeleSoft, as a result of restructuring and cost reduction programs undertaken by them during 2002 and the first half of 2003 which enabled these companies to reduce their losses despite the adverse economic and market conditions.

The following are the main second quarter events:

o On June 1, 2003, Wavion, in which Elron previously held approximately 45%, completed a financing round led by Sequoia Seed Capital, raising $6 million out of which Elron invested $2 million. Following the financing round and the conversion of loans previously granted to Wavion by Elron, Elron holds approximately 52% of Wavion. Wavion, founded in 2000 by entrepreneurs together with Elron, specializes in the development of "smart antenna" technology to enhance the performance of wireless systems.

o On July 1, 2003, Galil Medical, in which Elron directly and indirectly holds approximately 33%, announced the completion of the merger of its urology business with the brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) - originally announced on April 22, 2003 - into a newly incorporated U.S. private company, named ONCURA. These businesses had combined sales which reached approximately $90 million in 2002. Oncura will provide minimally invasive treatment options for prostate cancer using Amersham's brachytherapy technology and Galil Medical's cryotherapy technology. Oncura is expected to have a global presence in the treatment of prostate cancer.

o On July 31, 2003, Oren Semiconductor, Inc. ("Oren"), in which Elron previously held 17%, completed an $8.0 million financing round. Zoran Corporation (Nasdaq:ZRAN) and Oren's existing shareholders, including Elron, participated in the new round of financing. Oren is a developer of chips for the worldwide digital television market. Following the transaction, Elron holds approximately 41% of Oren. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market.


Liquidity and Shareholders Equity

As of June 30, 2003, Elron and Elbit had cash, debentures, deposits and marketable securities (including short and long-term) of approximately $96.8 million. Bank loans of wholly owned subsidiaries amounted to $71.9 million, substantially all of which are guaranteed by Elron. During the first half of 2003, Elron invested approximately $18.2 million mainly in its group companies. Shareholders' equity at June 30, 2003, was $271.4 million, which represents 66% of Elron's total assets.

"Completing the merger of Amersham Health's brachytherapy business with Galil Medical's urology business to create Oncura, Wavion's financing round led by Sequoia Seed Capital, and Oren's private placement, including an investment by Zoran, as a strategic investor, are significant steps in building the value of these companies. Elron's significant holding in each of these promising companies will contribute to building value for Elron's shareholders in the future," said Doron Birger, Elron's President and CEO.
"The significant reduction in our losses in the second quarter and in the first half of 2003, is an outcome of steps taken by us following the merger with Elbit and the acquisition of full control of DEP. Looking forward, I believe we will continue to report improvement in our financial results and harvest the fruits of our mature holdings." Mr. Birger concluded.


Investors may access Elron's second quarter financial report and a detailed management report on the company's web site: www.elron.com


Conference call details:

Thursday, August 14, 2003 10:00 a.m. (EST); 05:00 p.m. Israel

Dial in numbers:

In the US: (888) 269-0005 or (866)-500-4953


In the UK: 0(800)-169-8104


Other Israel & International Participants: 972-3-9255910

For your convenience, a replay of the call will be available starting one hour after the call ends until Monday, August 18, 10:00 am ET. To access the replay please dial (866) 500-4964 (US), (972-3) 925-5948 (Israel) and 0-800-169-8104
(UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz                                          Marilena LaRosa

Elron Electronic Industries Ltd.                 The Anne McBride Company

Tel. 972-3-6075555                               Tel: 212-983-1702

raz@elron.net                                    mlarosa@annembride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

                                  [ELRON LOGO]

                           CONSOLIDATED BALANCE SHEETS
                          In thousands of U.S. Dollars

                                                                               June 30,          December 31,
                                                                                2003                2002
                                                                             (Unaudited)         (Audited)
                                                                            ------------         ------------
ASSETS
  Total current assets                                                       $     89,624        $    87,044
                                                                             ------------        -----------
  Long-term assets:
    Investments in affiliated companies                                           128,542            131,256
    Investments in other companies and long-term receivables                      107,742             97,158
    Long-term debentures and deposits                                              31,428             28,928
    Deferred taxes                                                                  3,985              2,990
    Severance pay  deposits                                                         2,768              2,262
                                                                             ------------        -----------
       Total long-term assets                                                     274,465            262,594
                                                                             ------------        -----------

  Property and equipment, net                                                      11,187             11,576
                                                                             ------------        -----------

  Intangible assets                                                                38,341             40,115
                                                                             ------------        -----------

       Total assets                                                          $    413,617        $   401,329
                                                                             ============        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                                                 $     49,364        $    55,253
                                                                             ------------        -----------

   Long-term liabilities:
    Long-term loans from banks and others                                          47,746             49,389
    Accrued severance pay and retirement obligations                                3,437              2,921
    Deferred taxes                                                                 33,499             23,650
    Other                                                                             396                414
                                                                             ------------        -----------
       Total long-term liabilities                                                 85,078             76,374
                                                                             ------------        -----------

   Minority interest                                                                7,821              3,185
                                                                             ------------        -----------

   Total shareholders' equity                                                     271,354            266,517
                                                                             ------------        -----------

       Total liabilities and shareholders' equity                            $    413,617        $   401,329
                                                                             ============        ===========

                                  [ELRON LOGO]

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         In thousands of U.S. Dollars, except share and per share data

                                                         For the six            For the three
                                                           months                   months               For the year
                                                        ended June 30            ended June 30               ended
                                                     ------------------        -----------------          December 31
                                                     2003          2002         2003         2002            2002
                                                         (Unaudited)               (Unaudited)            (Audited)
                                                     ------------------        -----------------          -----------
Income
  Net revenues                                    $   11,596   $   11,649    $    6,005   $    5,743      $      23,468
  Equity in losses of affiliated companies            (5,544)     (15,273)       (3,249)      (9,593)           (21,911)
  Gain from disposal and
    changes in holdings in subsidiaries and
    affiliated companies, net                          1,259        2,032           888        1,892              6,888
  Other income (expenses), net                         6,060          284         7,283         (204)              (743)
                                                  ----------   ----------    ----------   ----------      -------------
                                                      13,371       (1,308)       10,927       (2,162)             7,702
                                                  ----------   ----------    ----------   ----------      -------------
Costs and Expenses
  Cost of revenues                                     4,658        5,537         2,178        2,517             11,557
  Research and development expenses, net               4,088        3,606         1,999        1,683              7,818
  Marketing and selling expenses, net                  9,828        4,778         4,694        2,340             14,428
  General and administrative expenses                  6,763        4,703         3,491        2,342             11,272
  Restructuring costs                                      -        1,405             -        1,383              2,318
  Amortization of intangible assets                    1,095          895           546          460              2,058
  Financial expenses                                   1,212          214           893          446                474
                                                  ----------   ----------    ----------   ----------      -------------
                                                      27,644       21,138        13,801       11,171             49,925
                                                  ----------   ----------    ----------   ----------      -------------

       Loss before tax benefit (taxes on
             income)                                 (14,273)     (22,446)       (2,874)     (13,333)           (42,223)
Tax benefit (taxes on income)                         (1,843)       1,164        (2,206)         431              2,855
                                                  ----------   ----------    ----------   ----------      -------------
       Loss from continuing operations after
         tax benefit (taxes on income)               (16,116)     (21,282)       (5,080)     (12,902)           (39,368)
Minority interest in losses of subsidiaries            3,653          234         1,681          115              2,823
                                                  ----------   ----------    ----------   ----------      -------------
       Loss from continuing operation                (12,463)     (21,048)       (3,399)     (12,787)           (36,545)
Gain (loss) from discontinued operations                 453       (2,368)            -       (2,368)            (2,756)
                                                  ----------   ----------    ----------   ----------      -------------
       Net loss                                   $  (12,010)  $  (23,416)   $   (3,399)  $  (15,155)     $     (39,301)
                                                  ==========   ===========   ==========   ===========     =============
Basic and diluted loss per share -
      Loss from continuing operations             $    (0.43)  $    (0.90)   $    (0.12)  $    (0.50)     $       (1.39)
      Gain (loss) from discontinued operations          0.02        (0.10)            -        (0.09)             (0.11)
                                                  ----------   ----------    ----------   ----------      -------------
      Net loss                                    $    (0.41)  $    (1.00)   $    (0.12)  $    (0.59)     $       (1.50)
                                                  ==========   ==========    ==========   ==========      =============
 Weighted average number of shares
    used in computing per share
    amounts (thousands)                               29,183       23,382        29,185       25,552             26,272
                                                  ==========   ==========    ==========   ==========      =============


MANAGEMENT REPORT FOR THE SECOND QUARTER ENDED JUNE 30, 2003

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of June 30, 2003 and notes thereto and with our Consolidated Financial Statements as of December 31, 2002 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2002 ("2002 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of advanced defense electronics, communications, medical devices, semiconductors, software products and services and amorphous metals. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies through the sale of a portion or all of our holdings in any such group company or the issuance of shares by any of our group companies to third parties, and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Our shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the Tel Aviv Stock Exchange. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is WWW.ELRON.COM. Information contained on our web site is not part of the management report.

RECENT DEVELOPMENTS

New Investment in Notal Vision ("Notal"). In January 2003, we completed a new investment of $2.0 million in Notal, an Israel-related medical device company operating in the field of early detection of Age Related Macular Deterioration
(AMD) for an approximately 23.6% ownership interest. Our investment formed part of an aggregate investment in Notal of approximately $4.5 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field and in which we hold a 14% interest. In January 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec, Inc., one of the leading manufacturers of professional optics equipment.

Purchase of Given Imaging shares. On May 12, 2003, we and Rafael Armament Development Authority Ltd. ("Rafael"), the minority shareholder of RDC Rafael Development Corporation Ltd. ("RDC"), purchased two million unregistered shares of Given Imaging Ltd. ("Given Imaging")(one million each) from RDC for a total consideration of $12.2 million. Of the proceeds, a total of $5.0 million was used by RDC to repay shareholders' loans to each of Rafael and us and $2.5 million was used to repay its bank loan. This transaction did not have any effect on our consolidated results of operations. As a result of the above sales as well the sale of an additional 320,000 shares of Given Imaging in the open market during the first half of 2003, RDC's ownership interest in Given Imaging decreased from 23.6% at the beginning of the year to 14.4% at June 30, 2003. As of June 30, 2003, our direct ownership interest in Given was 10.7% and our beneficial ownership interest was 25.1%, taking into account our direct holding and that of RDC, or approximately 17.6%, taking into account our direct ownership and our share in the ownership of RDC.

Investment in Wavion Inc. ("Wavion"). On June 1, 2003, Wavion completed a financing round led by Sequoia Seed Capital, raising $6 million out of which we invested $2 million. In addition to the investment, Elron converted loans in the amount of approximately $1.6 million, previously granted to Wavion in 2001 and 2002. Following the financing, we hold approximately 52% of the outstanding shares of Wavion. Wavion, founded in 2000 by entrepreneurs together with Elron, specializes in the development of "smart antenna" technology to enhance the performance of wireless systems. The investment in Wavion is continuing to be accounted for under the equity method, as Elron does not have control over Wavion.

Galil Medical and Amersham merge urology therapy units. On July 1, 2003 our subsidiary, Galil Medical Ltd. ("Galil Medical"), completed the merger of its urology business and the brachytherapy business of Amersham plc (LSE, NYSE, OSE:
AHM) - originally announced on April 22, 2003. According to the merger agreement, a new company was incorporated, named Oncura. Oncura is expected to have a global presence in the treatment of prostate cancer. Oncura will provide minimally invasive treatment options for prostate cancer using brachytherapy (radio-active seeds) and cryotherapy (hyper-cooling) technologies. The combined sales of the contributed businesses in 2002 were approximately $90 million. At the closing, Amersham and Galil Medical each contributed the assets necessary for Oncura to conduct the cryotherapy business and the brachytherapy business, respectively, in the urology field, and in exchange for such assets, Amersham received 78% and Galil Medical received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil Medical purchased 3% of Oncura from Amersham in consideration for $4.5 million in cash, of which $1.5 million was paid and the balance will be paid in two equal installments in December 2003 and June 2004, resulting in Galil Medical's aggregate ownership interest of 25% of Oncura. Until the payment of the balance, 4% of Oncura shares held by Galil, are pledged in favor of Amersham.

Galil Medical has developed innovative third-generation cryotherapy, a minimally invasive advanced hyper-cooling technology, that allows extremely fast, high-resolution and controlled destruction of cancerous tissue. Cryotherapy is a new technology, used to treat advanced stages of prostate cancer or recurrent disease. It complements the brachytherapy in which Amersham is a market leader. Both minimally invasive techniques offer physicians and patients alternatives to prostatectomy surgery.

Investment in K.I.T. eLearning. On July 14, 2003 we completed an investment of $2.0 million in K.I.T. eLearning B.V ("K.I.T. eLearning ", formerly Kidum Holding B.V) as part of an aggregate investment round of $4.0 million, the balance of which was invested by Discount Investment Corporation Ltd. ("DIC"), which holds approximately 38.5% of our shares. Elron and DIC previously each advanced $0.5 million in 2002 and 2003, respectively, on account of the investment. K.I.T. eLearning was previously the operating subsidiary of KIT in which Elron held approximately 29%. As part of the investment round, our holding in Kidum Elron IT Ltd. ("KIT") and loan in the amount of $1.5 million granted by us to KIT in 2001 and 2002 were converted into shares of K.I.T. eLearning. Following the transaction, we hold approximately 45% of the outstanding shares of K.I.T. eLearning.

Investment in Oren Semiconductor. On July 31 ,2003, we completed an investment of $3.0 million in Oren, a developer of chips for the digital television market, in which we previously held approximately 17%, as part of an aggregate investment of $8.0 million from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN). In addition to the investment, we and other shareholders converted all the loans previously granted to Oren, in the amount of approximately $8.4 million into shares, of which Elron's portion was approximately $4.4 million. Following the investment and the loan conversion, we hold approximately 41% in Oren. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market. Zoran is the second strategic investor in Oren after Sony Corporation invested in April 2001. Oren will use the proceeds of this equity investment to finance its marketing and sales operations in the United States and Japan and to complete the development of its new products for those markets.

Sale of shares of Partner Communications Company Ltd. ("Partner"). In the second quarter of 2003, we sold 3,500,000 shares of Partner, in which we previously held 12.2%, in consideration for approximately $15.2 million, resulting in a gain, after tax, of approximately $3.2 million. Subsequent to the balance sheet date, on August 11, 2003, we sold an additional 2,778,226 shares of Partner in consideration for approximately $14.1 million. As a result of the sale, we will record in the third quarter of 2003, an estimated gain, after tax, of approximately $3.9 million. Following these sales, we hold approximately 8.7% of the outstanding shares of Partner.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements under Item 18 to our 2002 20-F. The accounting policies which are particularly important to the description of our financial position and results of operations are described under Item 5 to our 2002 20-F, under the title "Critical Accounting Policies".

As more fully described under this item and under "Principle of accounting for holding in Group companies", the Financial Accounting Standards Board issued in January 2003 Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"), according to which the consolidation of a variable interest entity ("VIE") by its primary beneficiary is required. Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. One of the characteristics of a VIE is that it does not have sufficient amount of equity to carry on its principal operations, without additional subordinated financial support from other parties. As an operating holding company, we have investments in and loans to various companies that are engaged in the fields of high technology. Most of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. We account for the investments in these companies either by the consolidation, equity or cost method.

We are currently evaluating the effects of this interpretation in respect of our investments. As of June 30, 2003, the interpretation had no impact on our consolidated results of operations or consolidated balance sheet. However, it is possible that some of our investees may be considered VIEs in accordance with the interpretation. Accordingly, if it is determined that we are the primary beneficiary of a VIE, we will be required to consolidate the financial statements of such a VIE with our own financial statements commencing from July 1, 2003. Our maximum exposure to loss with respect to these companies at June 30, 2003 does not exceed our investment in any of these companies.

BASIS OF PRESENTATION

In May 2002, we completed our merger with Elbit Ltd. ("Elbit") and the share purchase of DEP Technology Holdings Ltd. ("DEP"). As a result of these transactions, Elbit and DEP became wholly owned subsidiaries of Elron, and accordingly, our results of operations include the results of operations of Elbit and DEP subsequent to the acquisition date.

In the second half of 2002, we acquired a controlling interest in both Galil Medical and MediaGate N.V. ("MediaGate"). Accordingly, the financial results of Galil and MediaGate are consolidated within our results of operations subsequent to the acquisition date. Galil Medical's assets and liabilities are included within our consolidated balance sheet as of June 30, 2002.

For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had been in effect at January 1, 2002 (see Note 4 to the Condensed Interim Consolidated Financial Statements as of June 30, 2003).


Consolidation. Our consolidated financial statements include the accounts of the Company and all of its direct or indirect controlled subsidiaries. Our consolidated financial statements include the following main subsidiaries:


                       Three months ended June 30,                    Six months ended June 30,
                -------------------------------------------    ----------------------------------------
                       2003                    2002                  2003                  2002
                --------------------     ------------------    ------------------    ------------------
                Elron Software           Elron Software        Elron Software        Elron Software
                Elron TeleSoft           Elron TeleSoft        Elron TeleSoft        Elron TeleSoft
                Elbit                    Elbit(1)              Elbit                 Elbit(1)
                DEP                      DEP(1)                DEP                   DEP(1)
                RDC                      RDC(1)                RDC                   RDC(1)
                Galil Medical                                  Galil Medical
                MediaGate                                      MediaGate

(1) Since May 2002, following the completion of the merger and DEP share purchase.

Equity Method. Our main group companies accounted for under the equity method of accounting include:


                       Three months ended June 30,                    Six months ended June 30,
                -------------------------------------------    ----------------------------------------
                       2003                    2002                  2003                  2002
                --------------------     ------------------    ------------------    ------------------
                Elbit Systems            Elbit Systems         Elbit Systems         Elbit Systems
                NetVision                Elbit(1)              NetVision             Elbit(1)
                Chip Express             DEP(1)                Chip Express          DEP(1)
                Wavion                   NetVision             Wavion                NetVision
                KIT                      MediaGate             KIT                   MediaGate
                Pulsicom                 Chip Express          Pulsicom              Chip Express
                Given Imaging            Wavion                Given Imaging         Wavion
                Witcom                   KIT                   Witcom                KIT
                3DV                      Pulsicom              3DV                   Pulsicom
                CellAct                  Given Imaging         CellAct               Given Imaging
                AMT                      Galil Medical         AMT                   Galil Medical
                Notal Vision             Witcom                Notal Vision          Witcom
                                         3DV                                         3DV
                                         Cellenium                                   Cellenium
                                         CellAct                                     CellAct


(1) Through May 2002, following the completion of the merger and DEP share purchase.

RESULTS OF OPERATIONS

Three and six months Ended June 30, 2003 compared to three and six months Ended June 30, 2002.

The following tables set forth our results of operations in the reported period:


                                      Three months ended June 30,                Six months ended June 30,
                                      ---------------------------               ---------------------------
                                      2003                 2002                 2003                 2002
                                     -----                -----                -----                -----
                                                (millions of $, except per share data)

      Net loss                          3.4                 15.2                 12.0                 23.4
      Net loss per share               0.12                 0.59                 0.41                 1.00


Our net loss for the three and six month periods ended June 30, 2003 decreased significantly as compared to the net loss in the same periods of 2002 mainly as a result of the following factors: (i) a gain, net after tax, of approximately $3.2 million, resulting from the sale of 3,500,000 of Partner's shares held by us during the second quarter of 2003; (ii) a decrease of approximately $3.1 million and $4.1 million in the three and six month periods ended June 30, 2003, as compared to the same periods of 2002, in losses we recorded with respect to certain group companies, mainly Elron Software and Elron TeleSoft, as a result of restructuring and cost reduction programs taken by most of them during 2002 and the first half of 2003, which enabled these companies to reduce their losses despite the adverse economic and market conditions; and (iii) the non-recurrence of losses of approximately $6.1 million and $8.4 million recorded in the three and six month periods ended June 30, 2002 with respect to certain group companies which were sold or discontinued their operations as part of the reorganization of Elron, Elbit, and DEP group companies following the completion the merger. However, the general slowdown in spending for technology products continues to affect the results of operations of our group companies which continue to report net losses. The current economic conditions continue to limit our ability to successfully "exit" some of our group companies and to record capital gains. Therefore, we expect to continue to record losses in respect of some of our group companies and our net loss (or income) in future quarters will be affected by the extent of these losses and our ability to dispose of and exit from certain of our group companies.

Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil Medical and in MediaGate as if these transactions had been in effect at January 1, 2002, was as follows:


                                         Three months ended June 30,                Six months ended June 30,
                                        ---------------------------               ---------------------------
                                          2003                 2002                 2003                 2002
                                       -----------           ---------           -----------          ---------
                                       As reported           Pro forma           As reported          Pro forma
                                       -----------           ---------           -----------          ---------
                                                         (millions of $, except per share data)
  Pro forma net loss                       3.4                 18.7                 12.0                 36.5
  Pro forma net loss per share            0.12                 0.64                 0.41                 1.25

The following factors contributed to the significant decrease in our pro forma net loss: (i) the decrease, net, in losses we recorded with respect to our group companies in the amount of $11.6 million and $17.8 million in the three and six month periods ended June 30, 2003, as compared to the same periods of 2002, of which $10.0 million and $16.5 million was due to a decrease in losses with respect to certain group companies which were sold or discontinued their operations as part of the reorganization of Elron, Elbit, and DEP group companies following the completion of our merger; (ii) non-recurring merger expenses of $3.6 million which are reflected in the pro forma net loss in the first half of 2002; (iii) reduction in corporate costs of $0.3 million and $1.4 million in the three and six month periods ended June 30, 2003, as compared to the same periods of 2002; and (iv) a gain, net after tax, of approximately $3.2 million, resulting from the sale of 3,500,000 of Partner's shares held by us during the second quarter of 2003.

Reportable Segments

Our reportable segments are i) The Internet Products Segment - Elron Software,
ii) The Systems and Projects Segment - Elron TeleSoft; and iii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies.

At June 30, 2003, the main group companies were classified into the following segments:


                               Internet products       Systems and            Other holdings and corporate
                                                        projects                       operations
                               ------------------    ----------------     --------------------------------
                                                                          Elbit; DEP; RDC; Galil Medical;
Consolidated                   Elron Software        Elron TeleSoft       MediaGate

Equity basis                                                              Elbit Systems; NetVision; Chip
                                                                          Express; Wavion; KIT; Pulsicom;
                                                                          Given Imaging; Witcom Ltd.; 3DV;
                                                                          CellAct; AMT, Notal Vision

Non-marketable securities                                                 Oren Semiconductor
    presented at cost

Marketable securities                                                     Partner Communications Company;
    presented as
    available-for-sale


The following tables reflect our consolidated data by reported segments:


                                                            Systems
                                             Internet         and
                                            products -       projects -
                                              Elron           Elron           Other holdings and
                                            Software         TeleSoft         corporate operations         Consolidated
                                           ------------------------------------------------------------------------------
                                                                          (millions of $)
                                           ------------------------------------------------------------------------------
                                                                  Three months ended June 30, 2003
 Income                                           2.0             2.1                   6.8                      * 10.9
 Costs and Expenses                               3.6             2.8                   7.4                        13.8
 Net loss                                        (1.6)           (0.7)                 (1.1)                       (3.4)


                                                                 Three months ended June 30, 2002
 Income                                           2.4             3.4                  (7.9)                     * (2.1)
 Costs and Expenses                               4.6             4.9                   1.7                        11.2
 Net loss                                        (2.2)           (1.6)                (11.4)                      (15.2)


                                                                  Six months ended June 30, 2003
 Income                                           3.8             4.2                   5.4                      * 13.4
 Costs and Expenses                               7.2             5.4                  15.0                        27.6
 Net loss                                        (3.5)           (1.2)                 (7.3)                      (12.0)

                                                                  Six months ended June 30, 2002
 Income                                           4.2             7.4                 (12.9)                     * (1.3)
 Costs and Expenses                               9.1             9.6                   2.4                        21.1
 Net loss                                        (4.9)           (2.2)                (16.3)                      (23.4)


*    includes net losses from equity investments

Internet products - Elron Software

      Elron Software is focused on web access control and e-mail content filtering for organizations. The following table sets forth the operating results of Elron Software:


                                         Three months ended June 30,                 Six months ended June 30,
                                         --------------------------                  -------------------------
                                          2003                 2002                 2003                 2002
                                         -------              -------              -------             --------
                                                                    (millions of $)
   Net revenues                              2.0                  2.4                  3.8                  4.2
   Cost of revenues                          0.2                  0.2                  0.4                  0.4
                                             ---                  ---                  ---                  ---
   Gross profit                              1.8                  2.2                  3.4                  3.8
   Operating expenses*                       3.1                  3.7                  6.2                  7.7
   Amortization of other assets              0.2                  0.3                  0.5                  0.5
   Restructuring charges, net                  -                  0.3                    -                  0.3
   Operating loss                           (1.5)                (2.1)                (3.3)                (4.7)
                                           -----                -----                -----                -----
   Finance expenses, net                     0.1                  0.1                  0.2                  0.2
                                           -----                -----                -----                -----
   Net loss                                 (1.6)                (2.2)                (3.5)                (4.9)
                                           -----                -----                -----                -----

* Excluding amortization of other assets and restructuring charges, net, which are presented separately.

      Net revenues. Elron Software's net revenues decreased by $0.4 million in both periods of three and six months ended June 30, 2003, or 17% and 10%, to $2.0 million and $3.8 million, compared to $2.4 million and $4.2 million for the same periods of 2002. The decrease was primarily due to increased competition in the web access monitoring market and the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products.

      Cost of revenues. Elron Software's cost of revenues were at the same level of $0.2 million and $0.4 million in the three and six month periods ended June 30, 2003 and 2002, representing a gross margin of approximately 90% in all of these periods.

      Operating loss. Elron Software's operating loss decreased by $0.6 million and $1.4 million, or 29% and 30%, to $1.5 million and $3.3 million in the three and six month periods ended June 30, 2003, compared to $2.1 million and $4.7 million for the same periods in 2002. The decrease in losses was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron Software during the second half of 2002.

Systems and Projects - Elron TeleSoft

      Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron
      TeleSoft:


                                          Three months ended June 30,                Six months ended June 30,
                                          --------------------------                 -------------------------
                                           2003                 2002                 2003                 2002
                                          ------               ------               ------               ------
                                                                    (millions of $)
  Net revenues                              2.1                  3.4                  4.2                  7.4
  Cost of revenues                          1.3                  2.3                  2.8                  5.1
                                          -----                -----                -----                -----
  Gross profit                              0.8                  1.1                  1.4                  2.3
  Operating expenses*                       0.8                  1.4                  1.3                  2.7
  Amortization of other assets              0.2                  0.2                  0.4                  0.4
  Restructuring charges, net                ---                  0.7                  ---                  0.7
                                          -----                -----                -----                -----
  Operating loss                           (0.2)                (1.2)                (0.3)                (1.5)
                                          -----                -----                -----                -----
  Finance expenses, net                     0.5                  0.4                  0.9                  0.7
                                          -----                -----                -----                -----
  Net loss                                 (0.7)                (1.6)                (1.2)                (2.2)
                                          -----                -----                -----                -----


     * Excluding amortization of other assets and restructuring charges, net, which are presented separately.

      Revenues. Elron TeleSoft's net revenues decreased by $1.3 million and $3.2 million, or 38% and 43%, to $2.1 million and $4.2 million in the three and six month periods ended June 30, 2003, compared to $3.4 million and $7.4 million for the same periods of 2002. The decrease resulted mainly from the decrease in revenues derived from sale of third parties' products as well as from the slowdown in telecom capital expenditures.

      Cost of revenues. Cost of revenues of Elron TeleSoft in the three and six month periods ended June 30, 2003 were $1.3 million and $2.8 million, representing a gross margin of 38% and 33%, compared to $2.3 million and $5.1 million in the three and six month periods ended June 30, 2002, representing a gross margin of 31% and 32%. The increase in gross margins in 2003 is mainly due to change in revenue mix as revenues derived from Elron TeleSoft's products with higher gross margins increased relative to revenues derived from sale of third parties' products, as well as due to increased efficiency as a result of the restructuring programs implemented by Elron TeleSoft in 2002.

      Operating loss. Elron TeleSoft's operating loss decreased by $1.0 million and $1.2 million, or 83% and 80%, to $0.2 million and $0.3 million in the three and six month periods ended June 30, 2003, compared to $1.2 million and $1.5 million for the same periods of 2002. The decrease in operating losses, notwithstanding the decrease in revenues, was primarily due to a decrease in operating expenses as a result of restructuring and cost reduction programs implemented by Elron TeleSoft during the second half of 2002 which enabled Elron TeleSoft to adjust its operating expenses to the decreased revenue levels.

      Finance expense, net. Finance expenses increased by $0.1 million and $0.2 million to $0.5 million and $0.9 million in the three and six month periods ended June 30, 2003 from approximately $0.4 million and $0.7 million in the same periods in 2002. The increase in finance expenses resulted mainly from foreign currency losses due to the devaluation of the US dollar against the Israeli Shekel of about 9% during the first half of 2003. The majority of the finance expenses are due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd by Elron TeleSoft in 1998.

Other Holdings and the Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:


                                                 Three months ended June 30,             Six months ended June 30,
                                             ------------------------------------    -----------------------------------
                                                  2003                2002                2003               2002
                                             ---------------    -----------------    ---------------    ----------------
                                                    (millions of $)                        (millions of $)
Net revenues                                         1.9                   -                 3.6                   -
 Net loss from equity investments                   (3.3)                (9.6)              (5.6)              (15.2)
 Gain from disposal and changes in
    holdings in related companies, net               0.9                  1.9                1.3                 2.0

 Other income (expenses), net                        7.3                 (0.2)               6.1                 0.3
                                                   -----               ------              -----              ------
 Total income                                        6.8                 (7.9)               5.4               (12.9)
                                                   -----               ------              -----              ------
Cost of revenues                                     0.6                    -                1.5                   -
Operating expenses**                                 6.4                  1.3               13.2                 2.7
Amortization of other assets                         0.1                    -                0.2                   -
Restructuring charges, net                             -                  0.4                  -                 0.4
Finance expenses (income), net                       0.3                   -*                0.1                (0.7)
                                                   -----               ------              -----              ------
Total costs and expenses                             7.4                  1.7               15.0                 2.4
                                                   -----               ------              -----              ------
Gain (loss) from continuing operations
   before tax benefit (taxes on income)             (0.6)                (9.6)              (9.6)              (15.3)
Tax benefit (taxes on income)                       (2.2)                 0.5               (1.8)                1.2
Minority interest                                    1.7                  0.1                3.7                 0.2
                                                   -----               ------              -----              ------
Loss from continuing operations                     (1.1)                (9.0)              (7.7)              (13.9)
Gain (loss) from discontinued operations               -                 (2.4)               0.4                (2.4)
                                                       -                -----                ---               -----
Net loss                                            (1.1)               (11.4)              (7.3)              (16.3)
                                                   -----               ------              -----              ------


          *    Income in the amount of $0.05 million.

          ** Excluding amortization of other assets and restructuring charges, net, which are presented separately.

Income

Net revenues. Net revenues of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment revenues:



                                         Three months ended June 30,               Six months ended June 30,
                                         --------------------------                -------------------------
                                          2003                 2002                 2003                2002
                                         ------               ------               ------              ------
                                                                   (millions of $)
      Galil Medical                       1.9                   -*                  3.5                 -*
      MediaGate                            **                   -*                  0.1                 -*
                                          ---                   --                  ---                 --
                                          1.9                    -                  3.6                  -
                                          ---                   --                  ---                 --

        * In the periods in 2002 the companies' results were presented under the equity method.

       **   $ 0.05 million.

      Galil Medical recorded revenues of $1.9 million and $3.5 million in the three and six month periods ended June 30, 2003 compared to $1.0 million and $2.0 million in the same periods of 2002. The increase in revenues is mainly due to increased penetration in the US market as a result of the growing awareness and acceptance of the cryotherapy technology by physicians and patients as an effective treatment for prostate cancer. The majority of the revenues derived from sales of disposable products.

      MediaGate, which is engaged in developing and marketing of advanced messaging systems, recorded revenues of approximately $0.1 million in both periods of three and six months ended June 30, 2003 compared to $0.4 million and $0.5 million in the same periods of 2002. MediaGate's revenues and operating results have been and will continue to be affected by the slowdown in the telecommunications market as well as by the competition from more established companies in the market with larger resources. Due to increased competition, during the first half of 2003, MediaGate's results of operations severely deteriorated. MediaGate's ability to continue to operate is dependent upon its ability to generate sufficient revenues or raise additional capital from shareholders and other investors.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $3.3 million and $5.6 million in the three and six month periods ended June 30, 2003 compared to $9.6 million and $15.2 million in the same periods of 2002.

The decrease in our share in net losses of our affiliated companies in 2003 resulted mainly from the following: (i) Following the completion of the merger between Elron, Elbit and DEP, we ceased accounting for the results of operations of Elbit and DEP under the equity method of accounting. Losses with respect to Elbit and DEP group companies, most of which were sold or underwent restructuring and cost reduction programs following the completion of our merger, have decreased significantly. (ii) During the second half of 2002, we acquired a controlling interest in MediaGate and in Galil Medical, and accordingly, we consolidated these companies' results of operations into our results of operations subsequent to their acquisition date and ceased accounting for them under the equity method of accounting. (iii) We recognized an increase in our share in the net income of Elbit Systems for 2003. The above decrease was partially offset mainly by the following: (i) the increase in the losses of Chip Express; and (ii) our share in the losses of new group companies accounted under the equity method, namely AMT and Notal Vision.

      Highlights of the Results of Operations of Our Major Affiliates:

      Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in net income of Elbit Systems amounted to $1.8 million and $4.3 million in the three and six month periods ended June 30, 2003, compared to $1.0 million and $3.5 million in the same periods of 2002.

      The following are highlights of the results of operations of Elbit
Systems:

     o Elbit Systems' revenues increased by 13% and 11% from $193.2 million and $379.0 million in the three and six month periods ended June 30, 2002, to $218.8 million and $420.9 million in the same periods in 2003. As of June 30, 2003, Elbit Systems' backlog of orders was $1,695 million, of which approximately 71% was scheduled to be performed in the next two quarters of 2003 and during 2004. Backlog of orders as of December 31, 2002 was $1,689 million.

     o Elbit Systems' operating income in the three and six month periods ended June 30, 2003 was $12.7 million and $27.6 million (5.8% and 6.6% of revenues) compared to $5.4 million and $20.7 million (2.8% and 5.5% of revenues) in the same periods in 2002.

     o Elbit Systems' net income in the three and six month periods ended June 30, 2003 was $9.2 million and $21.5 million (4.2% and 5.1% of revenues) compared to $4.8 million and $16.5 million (2.5% and 4.4% of revenues) in the same periods in 2002.

          Elbit Systems' results of operations in the three and six month periods ended June 30, 2003 included $4.1 million and $5.1 million non-cash, share price linked compensation expenses, after tax, associated with its phantom option plan, as compared to an immaterial amount in the same periods in 2002. In the three and six month periods ended June 30, 2002, Elbit Systems' results of operations included a $7.8 million non-recurring charge, after tax, in connection with El-Op's (Elbit Systems' wholly-owned subsidiary) agreement with the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

      Given Imaging (Nasdaq: GIVN) (an 18% holding directly and indirectly through RDC). Given Imaging, a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $9.7 million and $18.3 million in the three and six month periods ended June 30, 2003, an increase of 35% and 48% over the revenues recorded in the same periods of 2002 of $7.2 million and $12.4 million, and a gross profit of 65% and 66% of revenues, compared to 54% and 53% in 2002. Given Imaging's net loss in the three and six month periods ended June 30, 2003 was $3.3 million and $7.0 million compared to $4.9 million and $10.7 million in the same periods of 2002.

      Notal Vision (a 24% holding). In January 2003, we completed an investment of $2.0 million, out of $4.5 million raised by Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Notal Vision recorded net losses of $0.7 million and $1.3 million in the three and six month periods ended June 30, 2003, consisting mainly of research and development costs. In the third quarter of 2003, Notal Vision commenced selling its product, pursuant to its distribution agreement with Carl Zeiss Meditec.

      NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. In light of the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending, revenues in the reported periods in 2003 remained at almost the same level as in 2002. In 2003 NetVision changed its operating currency to the New Israeli Shekel (NIS). Accordingly, all figures below are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at June 30, 2003 according to which $1.00 equals NIS 4.312.

      NetVision's revenues were $16.0 million and $31.3 million in the three and six month periods ended June 30, 2003 compared to $15.8 million and $31.4 million in the same periods in 2002 and its operating income amounted to $1.3 million and $1.7 million in the three and six months period ended June 30, 2003 compared to $1.4 million and $2.5 million in the same periods in 2002. NetVision's net income amounted to $0.5 million and $0.4 million in the three and six month periods ended June 30, 2003 compared to net income of $1.6 million and $3.4 million in the same periods in 2002. As of July 31, 2003, NetVision had a broadband Internet customer base of approximately 110,000 compared to 43,000 at the end of 2002.

      NetVision expects that its revenues in the next two quarters of 2003 will continue to be affected by the transition of customers to broadband communication from narrow-band dial-up connections and by increased competition, which will result in lower prices.

      Wavion (a 52% holding). Wavion, a developer of broadband wireless access systems for wireless LANs, recorded net loss in the three and six months period ended June 30, 2003 of $0.2 million and $0.1 million compared to $0.4 million and $0.8 million in the same periods in 2002. In light of the downturn in the broadband wireless communications market in 2002 which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses in 2002 and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $0.5 million and $1.3 million in the three and six month periods ended June 30, 2003 compared to $0.2 million and $0.4 million in the same periods in 2002. In the second quarter of 2003, Wavion raised $6.0 million, of which we invested $2.0 million, and it intends to use the proceeds of this equity investment to finance its development efforts. Accordingly, Wavion will direct resources away from its subcontracting activities and it is expected that its revenues will decrease while its research and development costs increase, resulting in an increase in Wavion's net loss.

      K.I.T. eLearning (a 29% holding as of June 30, 2003). K.I.T. eLearning provides online academic programs. K.I.T. eLearning's revenues increased by 73% and 72% to $1.4 million and $2.8 million in the three and six month periods ended June 30, 2003 compared to $0.8 million and $1.6 million in the same periods in 2002 as a result of increase in student enrollments. At June 30, 2003, K.I.T. eLearning had approximately 1,500 students, mainly from the United Kingdom, Holland, Canada, Germany, China and Singapore, as compared to approximately 1,000 students at the end of 2002. K.I.T. eLearning's operating loss decreased in the three and six month periods ended June 30, 2003 to $0.9 million and $1.7 million compared to $1.3 million and $2.3 million in the same periods in 2002, primarily due to the increase in revenues.

      Witcom (a 20% holding directly and indirectly through RDC). Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $1.2 million and $2.4 million in the three and six month periods ended June 30, 2003 compared to $1.5 million and $2.8 million in the same periods in 2002. The decrease in Witcom's revenues was a result of the continued slowdown in the telecommunications industry. Witcom's net loss in the three and six month periods ended June 30, 2003 was $0.6 million and $1.5 million compared to $2.1 million and $3.6 million in the same periods in 2002. The decrease in net loss resulted from a cost reduction program implemented by Witcom during 2002.

      Pulsicom (a 17% holding). Pulsicom is engaged in the development of high accuracy real time location and tracking systems. In the three and six month periods ended June 30, 2003, its net loss amounted to $0.2 million and $0.3 million, consisting mainly of research and development costs, compared to $0.2 million and $0.4 million in the same periods in 2002.

      Chip Express (a 33% holding). Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits) continued to be affected in 2003 by the slowdown in the semiconductor industry and its revenues decreased by $0.7 million and $3.5 million, or 17.5% and 35%, from $4.0 million and $9.9 million in the three and six month periods ended June 30, 2002 to $3.3 million and $6.4 million in the same periods in 2003. As a result of the decrease in revenues, Chip Express' net loss in the three and six month periods ended June 30, 2003 increased to $2.2 million and $4.6 million compared to $1.7 million and $1.8 million in the same periods in 2002. Chip Express expects that the introduction of new products during the second half of 2003 will contribute to increasing its revenues.

      3DV Systems ("3DV") (a 24% holding directly and indirectly through RDC). 3DV designs and develops three dimensional image sensors chip sets that generates both color and depth information, for each object captured by the camera, in real time. The technology may be used in variety of applications such as the gaming, automotive and medical markets. During the first half of 2003, 3DV did not record significant revenues and it continues to incur losses. In order to reduce its losses the company underwent in the second quarter of 2003 a significant restructuring. Currently, 3DV is experiencing difficulties in raising capital to continue its operations and its continued operations are largely dependent upon financial support of its shareholders.

      AMT (a 28% holding). Since our investment in the company in August 2002, AMT's two operating companies, namely AHT and ACS, commenced introducing their amorphous metals technology-based products to the market, built up their operating and manufacturing infrastructure and completed staffing of management positions.
      In the three and six months ended on June 30, 2003, AHT recorded revenues of $0.2 million and $0.3 million, and net losses of $0.5 million and $0.9 million. ACS recorded in the three and six months ended on June 30, 2003 revenues of $0.1 million and $0.2 million, and net losses of $0.3 million and $0.7 million.

Despite the decrease in our share in the net losses from our group companies, we expect that most of our group companies will continue to recognize losses in 2003, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holdings in Partner (Nasdaq: PTNR), which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

      Partner (Nasdaq: PTNR) (a 10% holding as of June 30, 2003). At June 30, 2003, the market value of our investment in Partner amounted to $91.3 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002, Partner reached a significant milestone, as it became a profitable company and generated cash flow. In the first half of 2003, Partner continued to improve its financial performance, notwithstanding the adverse macroeconomic environment and recorded five consecutive quarters of positive earnings. The following are highlights of the results of operations of Partner for the three and six month periods ended June 30, 2003 (all figures below are convenience translations of Partners' nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at June 30, 2003 according to which $1.00 equals NIS 4.312):

     o Partner's revenues in the three and six month periods ended June 30, 2003, increased by 8.6% and 9.8% to $249.8 million and $489.0 million from $230.0 million and $445.5 million in the same periods of 2002. Increased revenues for the second quarter of 2003 were driven primarily by increased usage from a larger subscriber base, seasonal factors and tariff adjustments. Partner's subscriber base at the end of the second quarter of 2003 was 1,949,000, up 14.4% from 1,703,000 at the end of the second quarter of 2002.

     o Partner's operating income in the three and six month periods ended June 30, 2003 increased to $50.6 million and $80.8 million from $32.0 million and $56.1 million in the same periods in 2002, an increase of 58% and 44%. Operating income in the three and six month periods ended June 30, 2003, as a percentage of revenues, reached 20.2% and 16.5% versus 13.9% and 12.6% in the same periods in 2002.

     o Partner's net income in the three and six month periods ended June 30, 2003 was $36.0 million and $44.0 million compared to $5.9 million and $0.6 million in the same periods in 2002.

      Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $683 million of which $498 million had been drawn as of June 30, 2003. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective original holdings. As of August 11, 2003, all of the remaining shares held by us of approximately 15.9 million shares, are pledged by us in favor of the consortium of banks.

      Oren Semiconductor (a 17% holding as of June 30, 2003). Oren is a developer of chips for the digital television market. The book value of our investment in Oren as of June 30, 2003 was $9.1 million. In the three and six months period ended June 30, 2003, Oren's revenues were $1.2 million and $1.7 million compared to $0.7 million and $1.0 million in the same periods in 2002. Oren's net loss in the three and six months period ended June 30, 2003 was $1.4 million and $2.8 million compared to $1.7 million and $3.3 million in the same periods in 2002.
      On July 31, 2003, Oren raised $8.0 million from Zoran Corporation and from existing shareholders, of which we invested $3.0 million. Following the investment we hold approximately 41% in Oren.

      As a result of this transaction we will be able to exercise significant influence in Oren, and in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", which requires that we apply the "step-by-step acquisition" method of accounting, we will restate our financial statements in the third quarter of 2003 for all prior periods in which our investments in Oren was recorded at cost. We anticipate that the aforementioned restatement will result in increase in the net loss as follows: Approximately $2.3 million for the year ended December 31, 2002; approximately $0.7 million and $0.6 million for the three months ended June 30, 2003 and 2002, respectively, and approximately $1.3 million for both period of six months ended June 30, 2003 and 2002.

Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $0.9 million and $1.3 million in the three and six month periods ended June 30, 2003 compared to $1.9 million and $2.0 million in the same periods in 2002. The gain in the three and six month periods ended June 30, 2003 resulted from the sale of 227,500 and 320,000 shares of Given Imaging held by RDC in the respective periods. As a result, our direct and indirect holdings in Given Imaging as of June 30, 2003 was 17.6%.

Other Income (expenses), net. Other income, net, of the Other Holdings and Corporate Operation segment amounted to $7.3 million and $6.1 million in the three and six months period ended June 30, 2003 compared to a loss of $0.2 million and an income of $0.3 million in the same periods in 2002. The gain in both period of three and six month ended June 30, 2003 was primarily due to a $5.0 million gain, before tax, from the sale of 3,500,000 shares of Partner for a consideration of approximately $15.3 million, and due to a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq:
TFSM) held by us for total consideration of approximately $5.2 million. For the six months ended June 30, 2003 the gain was partially offset by $1.2 million of write-downs mainly with respect to our investments in Cellenium. The gain in 2002 resulted mainly from a $0.6 million gain from the sale of NetManage Inc. shares (Nasdaq: NETM) held by us at that time.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of the Other Holdings and Corporate Operation segment in the three and six month periods ended June 30, 2003 were $0.6 million and $1.5 million.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. The following table sets forth the segment operating expenses. The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.1 million and $0.2 million in the three and six months ended June 30, 2003, and $0.4 million in both periods of 2002, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                                       Three months ended June 30,                Six months ended June 30,
                                       ---------------------------                -------------------------
                                        2003                 2002                 2003                 2002
                                      -------               ------               ------               ------
                                                                  (millions of $)

      Corporate                           1.7                 1.6                  3.3                  2.9
      Galil Medical                       3.6                  -*                  7.4                   -*
      MediaGate                           0.8                  -*                  2.0                   -*
      Other                               0.3                (0.3)                 0.5                 (0.2)
                                          ---               -----                 ----                 ----
                                          6.4                 1.3                 13.2                  2.7
                                          ---               -----                 ----                 ----

     * In the periods in 2002, the company's results were presented under the equity method.

Our corporate operating costs, which following the merger with Elbit in May 2002, represent the costs of the combined management, were $1.8 million and $3.5 million in the three and six month periods ended June 30, 2003, compared to $1.7 million and $3.1 million in the same periods of 2002.

Operating expenses of Galil Medical in the three and six month periods ended June 30, 2003 were $3.6 million and $7.4 million compared to $2.9 million and $5.6 million in the same periods in 2002. Galil Medical's operating loss in the three and six month periods ended June 30, 2003 amounted to $2.4 million and $5.1 million compared to $2.2 million and $4.4 million in the same periods in 2002. The increase in Galil Medical's operating loss in 2003 is mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical's revenues.

Operating expenses of MediaGate in the three and six month periods ended June 30, 2003 were $0.8 million and $2.0 million compared to $1.0 million and $2.3 million in the same periods in 2002. MediaGate's operating loss in the three and six month periods ended June 30, 2003 amounted to $0.8 million and $2.0 million compared to $0.8 million and $2.2 million in the same periods in 2002. The decrease in the operating loss of MediaGate resulted primarily from the decrease in operating expenses due to cost reduction programs implemented by MediaGate during 2002.

Amortization of other assets. Amortization of other assets in the three and six month periods ended June 30, 2003 in the amount of $0.1 million and $0.2 million related to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies' intangible assets.

Finance expenses, net. Finance expenses, net, in the corporate operations and other holdings segment amounted in the three and six month periods ended June 30, 2003 to $0.3 million and $0.1 million compared to an income of $0.05 million and $0.7 million in the same periods in 2002, as a result of the decrease in interest rates and lower cash resources and foreign currency losses as a result of the devaluation of the US dollar against the Israeli Shekel of about 9% during the first half of 2003.

Income Taxes. Income taxes, net, in the three and six month periods ended June 30, 2003 were $2.2 million and $1.8 million, which included in the six month period mainly $3.4 million of income taxes with respect to the sale of Partner's, Given Imaging's and 24/7 Real Media's shares and a tax benefit of $1.7 million mainly with respect to corporate losses. In the three and six month periods ended June 30, 2002, we recorded a tax benefit of $0.5 million and $1.2 million mainly with respect to corporate losses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities (including short and long-term) at June 30, 2003 were approximately $107.2 million compared with $100.0 million at December 31, 2002. At June 30, 2003, the corporate cash, debentures, deposits and marketable securities (including short and long term) were $96.8 million compared with $94.1 million at December 31, 2002. An amount of $31.4 million is collateralized to secure long-term bank loans of Elron Software and Elron TeleSoft and is classified as long-term assets.

The main sources of the corporate cash and other liquid instruments in the six month period ended June 30, 2003 were $15.2 million proceeds from the sale of 3,500,000 shares of Partner, $5.2 million proceeds from the sale of 24/7 Real Media shares, $2.5 million repayment of loan granted to RDC, and a $1.4 million dividend received from Elbit Systems.

The main uses of the corporate cash and other liquid instruments in the six month period ended June 30, 2003 were an aggregate of $18.2 million investments in our group companies, including $6.0 million for the purchase of shares of Given Imaging from RDC.

Consolidated working capital at June 30, 2003 was $40.3 million compared to $31.8 million at December 31, 2002. The increase was primarily due to the following: (i) increase in cash and cash equivalents mainly as a result of the sale of Partner's and 24/7 Real Media's shares in the aggregate amount of $20.4 million; and (ii) the repayment by RDC of its bank loans and its loan to its other shareholder, Rafael, in the aggregate amount of $6.5 million. This increase was partially offset by the following: (i) $18.2 investment in our group companies and new companies; and (ii) the increase of $2.4 million in long-term loans which are secured by our debentures and securities and which are classified from current assets to long-term assets.

Consolidated loans at June 30, 2003 were approximately $78.1 million, of which $71.9 million are attributed to Elron TeleSoft and Elron Software. Elron provided guarantees to banks of up to approximately $76.2 million of which $71.9 million have been utilized as of June 30, 2003 and of which an amount of $31.4 million has been secured by our pledged debentures, marketable securities and deposits to secure bank loans made available to Elron TeleSoft and Elron Software. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter.

In 2001, we provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The amount outstanding under the credit line at June 30, 2003 was approximately $23.5 million. The comfort letters were jointly provided with the other major shareholder of NetVision, which secured the remaining 50% of the credit line.

Subsequent to June 30, 2003 and through August 12, 2003, we invested an additional aggregate amount of approximately $4.3 million in our group companies, which include mainly $2.5 million in Oren and $1.5 million in K.I.T.eLearning. In addition, on August 11, 2003, we sold an additional 2,778,226 shares of Partner in consideration for $14.1 million.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months

Shareholders' equity at June 30, 2003, was approximately $271.4 million representing approximately 66% of the total assets compared with $266.5 million representing approximately 66% of total assets at December 31, 2002.

                                    # # # # #

                                [ELRON LOGO]



                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               As of June 30, 2003
                                   (Unaudited)

                                [ELRON LOGO]




                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               As of June 30, 2003
                                   (Unaudited)



                                 C O N T E N T S




                                                                        Page
                                                                      --------
Consolidated Balance Sheets                                             1 - 2

Consolidated Statements of Operations                                     3

Consolidated Statements of  Shareholders' Equity                        4 - 5

Consolidated Statements of Cash Flows                                   6 - 8

Notes to the Consolidated Financial Statements                         9 - 19

Annex to the Consolidated Financial Statements                           20


                                   # # # # # #

                                [ELRON LOGO]


                           CONSOLIDATED BALANCE SHEETS
                 In thousands of U.S. Dollars ,except share data


                                                                              June 30,         December 31,
                                                                                2003               2002
                                                                             (Unaudited)        (Audited)
                                                                          ---------------     --------------
ASSETS
  Current assets:
    Cash and cash equivalents                                              $       75,793     $       67,901
    Marketable securities                                                              21              3,180
    Trade receivables, net                                                          5,945              9,238
    Other receivables and prepaid expenses                                          4,876              4,528
    Inventories and contracts-in-progress                                           2,989              2,197
                                                                           --------------     --------------
       Total current assets                                                        89,624             87,044
                                                                           --------------     --------------

  Long-term assets:
    Investments in affiliated companies                                           128,542            131,256
    Investments in other companies and long-term
      receivables                                                                 107,742             97,158
    Long-term debentures and deposits                                              31,428             28,928
    Deferred taxes                                                                  3,985              2,990
    Severance pay  deposits                                                         2,768              2,262
                                                                           --------------     --------------
      Total long-term assets                                                      274,465            262,594
                                                                           --------------     --------------

  Property and equipment, net                                                      11,187             11,576
                                                                           --------------     --------------

  Intangible assets:
    Goodwill                                                                       20,788             21,538
    Other intangible assets                                                        17,553             18,577
                                                                           --------------     --------------
                                                                                   38,341             40,115
                                                                           --------------     --------------


       Total assets                                                        $      413,617     $      401,329
                                                                           ==============     ==============

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                     [LOGO]

                           CONSOLIDATED BALANCE SHEETS
                  In thousands of U.S. Dollars, except share data


                                                                       June 30,         December 31,
                                                                        2003               2002
                                                                      (Unaudited)        (Audited)
                                                                  ---------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
    Short-term loans from banks                                    $       11,075     $       15,362
    Current maturities of long-term loans from banks
        and others                                                         19,329             17,637
    Trade payables                                                          4,231              5,738
    Other payables and accrued expenses                                    14,729             16,516
                                                                   --------------     --------------
         Total current liabilities                                         49,364             55,253
                                                                   --------------     --------------

   Long-term liabilities:
    Long-term loans from banks and others                                  47,746             49,389
    Accrued severance pay and retirement
      obligations                                                           3,437              2,921
    Deferred taxes                                                         33,499             23,650
    Other                                                                     396                414
                                                                   --------------     --------------
         Total long-term liabilities                                       85,078             76,374
                                                                   --------------     --------------



   Minority interest                                                        7,821              3,185
                                                                   --------------     --------------

   Shareholders' equity:
    Ordinary shares of NIS 0.003 par value;
       Authorized - 35,000,000 shares;   Issued and
         outstanding - 29,203,470 and 29,180,970 shares as of
         June 30, 2003 and December 31, 2002, respectively                  9,572              9,572
    Additional paid-in capital                                            269,040            267,482
    Accumulated other comprehensive income                                 22,818              7,529
    Accumulated deficit                                                   (30,076)           (18,066)
                                                                   --------------     --------------
         Total shareholders' equity                                       271,354            266,517
                                                                   --------------     --------------

         Total liabilities and shareholders' equity                $      413,617     $      401,329
                                                                   ==============     ==============

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data


                                                     For the six months    For the three months          For the year
                                                       ended June 30,            ended June 30,             ended
                                                  ------------------------    --------------------       December 31,
                                                     2003          2002         2003         2002             2002
                                                         (Unaudited)               (Unaudited)             (Audited)
                                                  ------------------------    --------------------    -------------------
Income
  Net revenues                                    $   11,596   $   11,649    $    6,005   $    5,743   $         23,468
  Equity in losses of affiliated companies            (5,544)     (15,273)       (3,249)      (9,593)           (21,911)
  Gain from disposal and
    changes in holdings in subsidiaries and
    affiliated companies, net                          1,259        2,032           888        1,892              6,888
  Other income (expenses), net                         6,060          284         7,283         (204)              (743)
                                                  ----------   ----------    ----------   ----------   ----------------
                                                      13,371       (1,308)       10,927       (2,162)             7,702
                                                  ----------   ----------    ----------   ----------   ----------------
Costs and Expenses
  Cost of revenues                                     4,658        5,537         2,178        2,517             11,557
  Research and development expenses, net               4,088        3,606         1,999        1,683              7,818
  Marketing and selling expenses, net                  9,828        4,778         4,694        2,340             14,428
  General and administrative expenses                  6,763        4,703         3,491        2,342             11,272
  Restructuring costs                                      -        1,405             -        1,383              2,318
  Amortization of intangible assets                    1,095          895           546          460              2,058
  Financial expenses, net                              1,212          214           893          446                474
                                                  ----------   ----------    ----------   ----------   ----------------
                                                      27,644       21,138        13,801       11,171             49,925
                                                  ----------   ----------    ----------   ----------   ----------------

       Loss before tax benefit (taxes on
         income)                                     (14,273)     (22,446)       (2,874)     (13,333)           (42,223)
Tax benefit (taxes on income)                         (1,843)       1,164        (2,206)         431              2,855
                                                  ----------   ----------    ----------   ----------   ----------------
       Loss from continuing operations after
         tax benefit (taxes on income)               (16,116)     (21,282)       (5,080)     (12,902)           (39,368)
Minority interest in losses of subsidiaries            3,653          234         1,681          115              2,823
                                                  ----------   ----------    ----------   ----------   ----------------
       Loss from continuing operations               (12,463)     (21,048)       (3,399)     (12,787)           (36,545)
Gain (loss) from discontinued operations                 453       (2,368)            -       (2,368)            (2,756)
                                                  ----------   ----------    ----------   ----------   ----------------
       Net loss                                   $  (12,010)  $  (23,416)   $   (3,399)  $  (15,155)  $        (39,301)
                                                  ==========   ==========    ==========   ==========   ================


Basic and diluted loss per share -
      Loss from continuing operations             $    (0.43)  $    (0.90)   $    (0.12)  $    (0.50   $          (1.39)
      Gain (loss) from discontinued operations          0.02        (0.10)            -        (0.09)             (0.11)
                                                  ----------   ----------    ----------   ----------   ----------------
      Net loss                                    $    (0.41)  $    (1.00)   $    (0.12)  $    (0.59)  $          (1.50)
                                                  ==========   ==========    ==========   ==========   ================
 Weighted average number of shares
    used in computing per share
    amounts (thousands)                               29,183       23,382        29,185       25,552             26,272
                                                  ==========   ==========    ==========   ==========   ================


              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                In thousands of U.S. Dollars , except share data

                                                                                                              Accumulated
                                                                                               Additional        other
                                                                       Number        Share      paid-in      comprehensive
                                                                      of shares     capital     capital         income
                                                                    -----------   ----------  -----------     ---------------
Audited
Balance as of January 1, 2002                                         21,213,664   $  9,567    $   165,680    $    42,231
Exercise of options                                                       87,863          -            605
Issuance of shares pursuant to the merger with Elbit                   5,617,601          4         71,191              -
Issuance of shares pursuant to the purchase of DEP                     2,261,842          1         29,448              -
Changes in additional paid-in capital in affiliated companies                  -          -            336              -
Amortization of deferred stock compensation                                    -          -            222              -
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable securities                -          -              -        (33,035)
  Reclassification adjustment for gain realized net of other                   -
    than temporary decline included in net loss                                -          -              -         (1,070)
  Minimum pension liability in an affiliated Company                           -          -              -           (597)
Net loss                                                                       -          -              -              -
Balance as of December 31, 2002                                       29,180,970   $  9,572    $   267,482    $     7,529
                                                                      ----------   --------    -----------    -----------
Total comprehensive loss
Unaudited
Exercise of options                                                       22,500          -            154              -
Changes in additional paid-in capital in affiliated companies                -            -          1,278              -
Amortization of deferred stock compensation                                  -            -            126              -
Other comprehensive income (loss), net of tax:
 Unrealized gains on available for sale marketable securities                -            -             -          19,370
 Reclassification adjustment for gain realized included in net
   loss                                                                      -            -             -          (4,155)
 Foreign currency translation adjustment                                     -            -             -            (353)
 Unrealized gains on derivative instruments in affiliated
   companies                                                                 -            -             -             427
Net loss                                                                     -            -             -               -
                                                                      ----------   --------    -----------    -----------
Balance as of June 30, 2003                                           29,203,470   $  9,572    $  269,040     $    22,818
                                                                      ==========   ========   ============   ============
Total comprehensive income
Unaudited
Balance as of January 1, 2002                                         21,213,664   $  9,567    $   165,680    $    42,231
Exercise of options                                                       65,250          -            449              -
Issuance of shares pursuant the merger with Elbit                      5,617,601          4         71,191              -
Issuance of shares pursuant the purchase of DEP                        2,261,843          1         29,448              -
Changes in additional paid-in capital  in affiliated companies                 -          -            398              -
Amortization of deferred stock compensation                                    -          -            129              -
Other comprehensive income (loss), net of tax:
  Unrealized losses on available for sale marketable securities                -          -              -        (23,444)
  Reclassification adjustment for gain realized included in                    -
   net loss                                                                               -              -         (1,396)
  Foreign currency translation adjustment                                      -          -              -             12
Net loss                                                                       -          -              -              -
                                                                      ----------   --------    -----------    -----------
Balance as of June 30, 2002                                           29,158,358   $  9,572   $    267,295   $     17,403
                                                                      ==========   ========   ============   ============
Total comprehensive loss


                                                                            Retained
                                                                            earnings          Total            Total
                                                                          (Accumulated    shareholders'    comprehensive
                                                                            deficit)         equity        income (loss)
                                                                           -------------   -------------   --------------
Audited
Balance as of January 1, 2002                                            $   21,235      $     238,713
Exercise of options                                                                                605
Issuance of shares pursuant to the merger with Elbit                              -             71,195
Issuance of shares pursuant to the purchase of DEP                                -             29,449
Changes in additional paid-in capital in affiliated companies                     -                336
Amortization of deferred stock compensation                                       -                222
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable securities                   -            (33,035)          (33,035)
  Reclassification adjustment for gain realized net of other
    than temporary decline included in net loss                                   -             (1,070)           (1,070)
  Minimum pension liability in an affiliated Company                              -               (597)             (597)
Net loss                                                                    (39,301)           (39,301)          (39,301)
                                                                         ----------      --------------     ------------
Balance as of December 31, 2002                                          $  (18,066)     $     266,517
Total comprehensive loss                                                                                    $    (74,003)
                                                                                                            ============
Unaudited
Exercise of options                                                               -                154
Changes in additional paid-in capital in affiliated companies                     -              1,278
Amortization of deferred stock compensation                                       -                126
Other comprehensive income (loss), net of tax:
 Unrealized gains on available for sale marketable securities                     -             19,370            19,370
 Reclassification adjustment for gain realized included in net
   loss                                                                           -             (4,155)           (4,155)
 Foreign currency translation adjustment                                          -               (353)             (353)
 Unrealized gains on derivative instruments in affiliated
   companies                                                                      -                427               427
Net loss                                                                    (12,010)           (12,010)          (12,010)
                                                                        -----------      --------------      ------------
Balance as of June 30, 2003                                             $   (30,076)     $     271,354
Total comprehensive income                                              ===========      =============
Unaudited                                                                                                    $     3,279
                                                                                                             ============
Balance as of January 1, 2002                                           $    21,235      $     238,713
Exercise of options                                                               -                449
Issuance of shares pursuant the merger with Elbit                                 -             71,195
Issuance of shares pursuant the purchase of DEP                                   -             29,449                 -
Changes in additional paid-in capital  in affiliated companies                    -                398                 -
Amortization of deferred stock compensation                                       -                129                 -
Other comprehensive income (loss), net of tax:
  Unrealized losses on available for sale marketable securities                   -            (23,444)          (23,444)
  Reclassification adjustment for gain realized included in
    net loss                                                                      -             (1,396)           (1,396)
  Foreign currency translation adjustment                                         -                 12                12
Net loss                                                                    (23,416)           (23,416)          (23,416)
                                                                       ------------      --------------      ------------
Balance as of June 30, 2002                                            $     (2,181)     $     292,089
Total comprehensive loss                                               ============      =============          $ (48,244)
                                                                                                             ============

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                In thousands of U.S. Dollars , except share data

                                                                                                                Accumulated
                                                                                                  Additional       other
                                                                     Number of                     paid-in     comprehensive
                                                                      shares      Share capital    capital        income
                                                                    -----------   -------------  ----------    -------------
Unaudited
Balance as of April 1, 2003                                          29,180,970    $ 9,572       $  267,817      $    4,653
Exercise of options                                                      22,500          -              154               -
Changes in additional paid-in capital in affiliated companies                 -          -            1,001               -
Amortization of deferred stock compensation                                   -          -               68               -
Other comprehensive income (loss), net of tax:
  Unrealized gains on available for sale marketable securities                -          -                -          22,238
  Reclassification adjustment for gain realized included in net
    loss                                                                      -          -                -          (4,200)
  Foreign currency translation adjustment                                     -          -                -            (300)
  Unrealized gains on derivative instruments in affiliated
    companies                                                                 -          -                -             427
Net loss                                                                      -          -                -               -
                                                                     -----------    ------         --------      ----------
Balance as of June 30, 2002                                          29,203,470      9,572          269,040          22,818
                                                                     ==========     ======         ========      ==========
Total comprehensive income
Balance as of April 1, 2002                                          21,213,664      9,567          165,747          28,783
Exercise of options                                                      65,250          -              449               -
Issuance of shares pursuant to the merger with Elbit                  5,617,601          4           71,191               -
Issuance of shares pursuant to the purchase of DEP                    2,261,843          1           29,448               -
Changes in additional paid-in capital in affiliated companies                 -          -              387
Amortization of deferred stock compensation                                   -          -               73               -
Other comprehensive income (loss), net of tax:
  Unrealized losses on available for sale marketable securities               -          -                -         (11,317)
  Reclassification adjustment for gain realized included in net
    loss                                                                      -          -                -             (65)
  Foreign currency translation adjustment                                     -          -                -               2
Net loss                                                                      -          -                -               -
                                                                     -----------    ------         --------      ----------
Balance as of June 30, 2002                                          29,158,358      9,572          267,295          17,403
                                                                     ==========     ======         ========      ==========
Total comprehensive loss


                                                                               Retained
                                                                               earnings            Total            Total
                                                                              (Accumulated      shareholders'    comprehensive
                                                                                deficit)           equity        income (loss)
                                                                              -------------     -------------    --------------
Unaudited
Balance as of April 1, 2003                                                   $    (26,677)      $    255,365     $        -
Exercise of options                                                                      -                154              -
Changes in additional paid-in capital in affiliated companies                            -              1,001
Amortization of deferred stock compensation                                              -                 68              -
Other comprehensive income (loss), net of tax:
  Unrealized gains on available for sale marketable securities                           -             22,238         22,238
  Reclassification adjustment for gain realized included in net
    loss                                                                                 -             (4,200)        (4,200)
  Foreign currency translation adjustment                                                -               (300)          (300)
  Unrealized gains on derivative instruments in affiliated
    companies                                                                            -                427            427
Net loss                                                                            (3,399)            (3,399)        (3,205)
                                                                              ------------       ------------    -----------
Balance as of June 30, 2002                                                        (30,076)           271,354
                                                                              ============       ============
Total comprehensive income                                                                                            14,960
                                                                                                                 ===========

Balance as of April 1, 2002                                                         12,974            217,071
Exercise of options                                                                      -                449              -
Issuance of shares pursuant to the merger with Elbit                                     -             71,195              -
Issuance of shares pursuant to the purchase of DEP                                       -             29,449              -
Changes in additional paid-in capital in affiliated companies                            -                387              -
Amortization of deferred stock compensation                                              -                 73              -
Other comprehensive income (loss), net of tax:
  Unrealized losses on available for sale marketable securities                          -            (11,317)       (11,317)
  Reclassification adjustment for gain realized included in net
    loss                                                                                 -                (65)           (65)
  Foreign currency translation adjustment                                                -                  2              2
Net loss                                                                           (15,155)           (15,155)       (15,155)
                                                                              ------------       ------------    -----------
Balance as of June 30, 2002                                                         (2,181)           292,089
                                                                              ============       ============
Total comprehensive loss                                                                                             (26,535)
                                                                                                                 ===========

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          In thousands of U.S. Dollars

                                                                                  For the six months
                                                                                    ended June 30,       For the year ended
                                                                              -------------------------     December 31,
                                                                                  2003         2002             2002
                                                                                     (Unaudited)              (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES                                           ------------------------- -------------------
  Net loss                                                                      $   (12,010)   $(23,416)        $    (39,301)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Equity in losses of affiliated companies                                         5,544      15,273               21,911
     Dividend from affiliated companies                                               1,407       1,312                2,670
     Minority interest in losses of subsidiaries                                     (3,653)       (234)              (2,823)
     Gain from disposal and changes in holdings in affiliated companies, net         (1,259)     (2,032)              (6,888)
     Gain from sale of investments in available for sale securities                  (7,100)       (629)                (706)
     Gain resulting from sale of business                                                 -           -               (1,991)
     Depreciation and amortization                                                    2,142       1,408                4,372
     Decline in value of other investments                                            1,365         400                2,169
     Amortization (appreciation) of deferred stock compensation and call
       options                                                                          320        (160)                (104)
     Deferred taxes, net                                                              1,778      (1,148)              (3,398)
  Changes in operating assets and liabilities
     Decrease (increase) in trade receivables                                         3,293      (1,232)               2,515
     Decrease (increase) in other receivables and prepaid expenses                     (347)      2,326                3,439
     Decrease (increase) in trading marketable securities, net                           (3)        225                  231
     Decrease (increase) in inventories and contracts-in-progress                    (1,330)        675                  698
     Decrease in trade payables                                                      (1,507)     (1,298)              (1,385)
     Decrease in other payables and accrued expenses                                 (1,669)     (4,432)             (11,314)
     Other                                                                              661         425                  695
                                                                                -----------    --------          ------------
             Net cash used in operating activities                                  (12,368)    (12,537)             (29,210)
                                                                                -----------    --------          ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                                 (6,405)    (11,459)             (19,951)
  Cash and cash equivalents resulting from the merger with Elbit (Schedule A)             -      14,907               14,883
  Cash and cash equivalents resulting from the share purchase of DEP
    (Schedule B)                                                                          -         284                  284
  Cash and cash equivalents resulting from newly consolidated subsidiaries
    (Schedule C)                                                                          -       2,270                2,978
  Cash and cash equivalents resulting from sale of businesses and subsidiaries
     (Schedule D)                                                                         -           -               (1,984)
  Investment in other companies                                                      (1,100)     (2,200)              (3,700)
  Proceeds from sale of Elbit Systems shares                                              -           -                5,862
  Proceeds from sale of Given Imaging shares                                          8,899       2,587                6,918
  Proceeds from sale of investments in other companies                                    -          24                  405
  Proceeds from sale of available for sale securities                                22,911         789                  890
  Investments in held to maturity debentures and deposits                            (5,821)     (6,406)             (11,381)
  Proceeds from maturities of held to maturity debentures and from deposits           3,257       2,147                4,482
  Purchase of property and equipment                                                   (336)       (284)                (969)
  Proceeds from sale of property and other investment                                   170          63                  515
  Proceeds from sale of certain activities                                                -       6,110                6,589
                                                                                -----------    --------          ------------
             Net cash provided by investing activities                               21,575       8,832                5,821
                                                                                -----------    --------          ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                                       154         449                  605
  Proceeds from exercise of options in a subsidiary                                       -           2                    2
  Receipt of long-term loans from banks                                               2,501           -                9,152
  Repayment of loans from shareholder                                                     -      (1,378)              (1,378)
  Repayment of long-term loans                                                         (135)       (193)                (706)
  Decrease in short-term bank credit, net                                            (4,293)       (612)              (8,954)
  Repayment of loans from minority shareholders of a subsidiary                      (2,499)          -                    -
  Proceeds from issuance of shares to the minority shareholders of a
   subsidiary                                                                         2,957           -                2,165
                                                                                -----------    --------          ------------
             Net cash provided by (used in) financing activities                     (1,315)     (1,732)                 886
                                                                                -----------    --------          ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      7,892      (5,437)             (22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                             67,901      90,404               90,404
                                                                                -----------    --------          ------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                              $    75,793      84,967          $    67,901
                                                                                ===========    ========          ============


              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                          In thousands of U.S. Dollars

                                                                                For the six months            For the year
                                                                                  ended June 30,                 ended
                                                                        -------------------------------       December 31,
                                                                               2003            2002               2002
                                                                                   (Unaudited)                 (Audited)
                                                                       -------------------------------        ------------
Supplemental cash flow information:
  Cash paid during the year for:
    Income taxes                                                              $    44         $      78         $      521
                                                                              =======         =========         ==========
    Interest                                                                  $   698         $     791         $    1,916
                                                                              =======         =========         ==========
SCHEDULE A:

  Cash and cash equivalents resulting from the merger with Elbit
     Assets acquired and liabilities assumed
       on the merger date:
        Working capital (except cash and
           cash equivalents)                                                                 $    6,970         $    6,970
        Property and equipment                                                                   (9,225)            (9,225)
        Investments in affiliated companies                                                      (5,423)            (5,423)
        Other investments                                                                      (111,482)          (111,482)
        Other long -term assets                                                                  (1,820)            (1,820)
        Goodwill                                                                                (18,251)           (18,275)
        Long-term liabilities                                                                    40,123             40,123
        Investment at equity prior to merger                                                     42,739             42,739
        Minority interests                                                                           82                 82
        Issuance of shares                                                                       71,194             71,194
                                                                                             ----------         ----------
        Cash and cash equivalents acquired                                                   $   14,907         $   14,883
                                                                                             ==========         ==========
SCHEDULE B:
  Cash and cash equivalents resulting from
    the share purchase of DEP
     Assets acquired and liabilities assumed at
       the share purchase date:
        Working capital (except cash and
          cash equivalents)                                                                  $   19,115         $   19,115
        Property and equipment                                                                      (28)               (28)
        Investments in affiliated companies                                                     (40,493)           (40,493)
        Other investments                                                                        (3,315)            (3,315)
        Other assets                                                                             (5,486)            (5,486)
        Long-term liabilities                                                                     1,451              1,451
        Investment at equity prior to acquisition                                                   385                385
        Minority interests                                                                         (794)              (794)
        Issuance of shares                                                                       29,449             29,449
                                                                                             ----------         ----------
        Cash and cash equivalents acquired                                                   $      284         $      284
                                                                                             ==========         ==========

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                [ELRON LOGO]

                          In thousands of U.S. Dollars




                                                                                      For the six
                                                                                      months ended      Year ended
                                                                                        June 30,       December 31,
                                                                                          2002             2002
                                                                                      ------------     ------------
                                                                                       (Unaudited)        (Audited)
                                                                                      ------------     ------------
SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries Assets acquired and liabilities assumed at the purchase date:
       Working capital (except cash and cash equivalents)                             $    (1,064)     $      3,230
       Property and equipment                                                              (1,449)           (2,007)
       Other assets                                                                        (5,007)          (12,024)
       Deferred taxes                                                                       1,667             3,260
       Accrued severance pay, net                                                              20               179
       Investment at equity prior to acquisition                                            5,994             8,231
       Minority interests                                                                   2,109             2,109
                                                                                      -----------      ------------
       Cash and cash equivalents acquired                                             $     2,270      $      2,978
                                                                                      ===========      ============

                                                                                                      Year ended
                                                                                                      December 31,
                                                                                                         2002
                                                                                                       (Audited)
                                                                                                      -----------
SCHEDULE D:

Cash and cash equivalents resulting from sale of businesses and subsidiaries
    Assets and liabilities at date of sale:
       Working capital (except cash and cash equivalents)                                         $       (677)
       Property and equipment                                                                              266
       Other assets                                                                                        200
       Accrued severance pay, net                                                                          (33)
       Gain resulting from sale of business                                                              1,991
       Marketable securities received                                                                   (1,600)
       Other investments received                                                                       (2,131)
                                                                                                  ------------
       Cash and cash equivalents received                                                         $     (1,984)
                                                                                                  ============

              The accompanying notes to the consolidated financial
                   statements form an integral part thereof.

                                  [ELRON LOGO]

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars
                                   (Unaudited)

Note 1   -    GENERAL

              The accompanying unaudited condensed interim consolidated financial statements have been prepared as of June 30, 2003, and for the six months and three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes have been condensed or omitted. See Note 8 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2002 included in the Company's Annual Report on Form 20F.

              The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. All such adjustments were of a normal recurring nature.

              Results for the three months and six months periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              A. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

                     The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

              B.      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("the interpretation"). In general, a variable interest entity (VIE) is an entity that has (1) insufficient amount of equity for the entity to carry on its principal operations, without additional subordinated financial support from other parties, (2) a group of equity investors that do not have the ability through voting or similar rights to make decisions about the entity's activities, or (3) a group of equity investors that do not have the obligation to absorb the entity's losses or have the right to receive the benefits of the entity. The interpretation requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              B. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Cont.)

                     Presently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity.

                     The provisions of this interpretation are to be applied commencing from July 1, 2003, to variable interests in VIEs created before February 1, 2003 and immediately to variable interests in VIEs created after January 31, 2003. Since the Company has no such interests in VIEs created after January 31, 2003, the application of this interpretation had no impact on the Company's consolidated results of operations or consolidated balance sheet to date.

                     The Company has investments in and loans to various companies that are engaged primarily in the fields of high technology. Most of these companies are in their early stages of development and will require substantial third party investments until they can finance their activities without additional support from other parties. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors. The investments in these companies are consolidated or accounted for by the equity or cost method by the Company.

                     The Company is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its investees may be considered a VIE in accordance with the interpretation. Accordingly, if it is determined that the Company is the primary beneficiary of a VIE, the Company will be required to consolidate the financial statements of such a VIE with its own financial statements commencing from July 1, 2003.

                     As of June 30, 2003, the Company's maximum exposure to loss does not exceed its investment in any of these companies.

Note 3   -    MAJOR TRANSACTIONS

              A. GALIL MEDICAL LTD. ("Galil")

                     1. In the first and second quarters of 2003, Elron and RDC invested a total amount of approximately $3,800 in Galil in the form of notes convertible into Galil's shares ("Notes") pursuant to addenda to the note purchase agreement which Galil originally signed with certain existing shareholders, including Elron and RDC, in May 2002 (the "Note Agreement"), upon the same terms and conditions as the Note Agreement.

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)


Note 3   -    MAJOR TRANSACTIONS (Cont.)

              A. GALIL MEDICAL LTD. ("Galil") (Cont.)

                      2. On July 1, 2003 Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) ("Amersham"). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura is to provide minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange therefor, Amersham received 78% and Galil received 22%, of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 in cash of which $1,500 was paid at the closing and the balance will be paid in two equal installments in December 2003 and June 2004, resulting in Galil's aggregate ownership interest of 25% in Oncura. Until the payment of the balance, 4% of Oncura shares held by Galil, are pledged in favor of Amersham.

                            Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amerham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, upon a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

              B. WAVION INC. ("Wavion")

                     On June 1, 2003, Elron invested $2,000 in Wavion in consideration for Series B preferred shares, out of an aggregate amount of $6,000 raised by Wavion in a private placement from Elron and new investor. In addition to this investment, Elron converted loans in the amount of approximately $1,600 previously granted to Wavion in 2001 and 2002 to Series A1 preferred shares. Following the transaction and the loan conversion, Elron's holdings in Wavion increased from approximately 45% to 52% of the outstanding shares of Wavion.

                     The investment in Wavion is continuing to be accounted for under the equity method, as Elron does not have control over Wavion.

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 3   -    MAJOR TRANSACTIONS (Cont.)

              C. KIDUM ELRON IT LTD. ("KIT")

                     On July 14, 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("K.I.T. eLearning", formerly Kidum Holding B.V.), in consideration for Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by Discount Investment Corporation ("DIC"). Elron and DIC each advanced $500 on account of the investment in 2002 and in 2003, respectively. K.I.T. eLearning was previously the operating subsidiary of KIT in which Elron held approximately 29%. In addition to this investment, Elron's holdings in KIT and a loan in the amount of $1,500 were converted into shares of K.I.T. eLearning. The loan was converted to Series B-1 preferred shares. The investment in K.I.T. eLearning, which was received in consideration for the shares of KIT, was recorded at the carrying value of Elron's previous investment in KIT. Following the transaction and the loan conversion, Elron holds approximately 45% of K.I.T. eLearning's outstanding shares.

              D. NOTAL VISION INC. ("Notal")

                      In January 2003, Elron completed an investment in the amount of $2,000 in Notal, out of an aggregate amount of $4,500 raised by Notal. Notal, an Israeli related medical device company, operates in the field of early detection of Age Related Macular Deterioration (AMD). As a result of the investment, Elron holds 23.6% of Notal's outstanding shares. The excess of the purchase price over the equity acquired, in the amount of approximately $900, was assigned to technology and to a distribution agreement, which will be amortized over a period of up to 7 years.

              E. GIVEN IMAGING LTD. ("Given")

                     1. On May 12, 2003, a Share Purchase Agreement ("the SPA") was signed between RDC, Elron and Rafael Armament Development Authority Ltd. ("Rafael"). According to the SPA, RDC sold two million unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to each of Rafael and Elron. As a result of the above sale, there was no change in Elron's direct and indirect holdings in Given and accordingly, the sale did not have any effect on the Company's consolidated results of operations.

                     2. In the first and second quarters of 2003, RDC sold 320,000 shares of Given for a total consideration of $2,807, resulting in a gain of approximately $1,300 ($900 net of tax). As a result Elron's beneficial ownership in Given decreased to approximately 25.1%.

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 3   -    MAJOR TRANSACTIONS (Cont.)

              F. OREN SEMICONDUCTORS INC. ("Oren")

                     On July 31, 2003, Elron completed an investment of $3,000 in Oren, as part of an aggregate investment of $8,000 from existing shareholders and from Zoran Corporation. Elron advanced $500 on account of the investment in May 2003. In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Following the investment and the loan conversion Elron's interest in Oren increased from 17% to approximately 41% .

                     As a result of this transaction Elron is able to exercise significant influence in Oren. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's interest in Oren, which is currently accounted for by Elron at cost, will be accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition will result in a restatement of Elron's financial statements for all prior periods in which Elron's investments in Oren were recorded at cost. The restatement will be reflected for the first time in the financial statements for the third quarter of 2003.

                     Elron anticipates that the effect of the aforementioned restatement on the results of the operations for the year ended December 31, 2002, for the six months ended June 30, 2002 and 2003 and for the three months ended June 30, 2002 and 2003 will be an increase in net loss of approximately $2,278, $1,282, $1,329, $566 and $670, respectively.

              G. PARTNER COMMUNICATIONS COMPANY LTD. ("Partner")

                      In the second quarter of 2003 Elbit sold 3,500,000 shares of Partner, in which it previously held 12.2%, in consideration for approximately $15,200. As a result, Elron recorded a realized gain of approximately $5,000 ($3,200 net of tax). As of June 30, 2003 Elbit holds approximately 10.2% of the outstanding shares of Partner. Subsequent to the balance sheet date, on August 11, 2003, Elbit sold an additional 2,778,226 shares of Partner in consideration for approximately $14,100 million. As a result Elron will record in the third quarter of 2003, a gain of approximately $3,900. Following the additional sale, Elbit holds approximately 8.7% of the outstanding shares of Partner.


              H. 24/7 REAL MEDIA INC. ("24/7")

                      In the first and second quarters of 2003, Elbit and Elbit Vflash ("Vflash") sold all their shares in 24/7 (an aggregate amount of 8,215,150 shares), for a total consideration of approximately $5,200. As a result, Elron recorded a realized gain of approximately $2,000 ($800 net of tax).

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

  Note 4   -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)




                A. The pro forma information for 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate (all of the above transactions are detailed in Notes 3A(3), 3B(1), 3D(2), 3F(2), respectively, to the Company's annual financial statements as of December 31, 2002) as if they had been in effect at January 1, 2002, and includes the effect of amortization of identifiable intangible assets from that date.

                B. The following pro forma information is based upon the historical financial statements of Elron and upon the historical financial statements of Elbit (after reclassification of discontinuing operations), DEP, Galil and MediaGate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

                C. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger with Elbit, the share purchase of DEP or the acquisition of a controlling interest in Galil and MediaGate been consummated at the date indicated, nor are they necessarily indicative of future operating results or financial condition.

PRO FORMA COMBINED RESULTS OF OPERATIONS


                                                      For the six months        For the three months       For the year
                                                        ended June 30,             ended June 30,             ended
                                                   ------------------------   ------------------------     December 31,
                                                       2003         2002          2003         2002            2002
                                                   -----------    ---------   -----------    ---------       ---------
                                                   As reported    Pro forma   As reported    Pro forma       Pro forma
                                                   -----------    ---------   -----------    ---------       ---------
Net revenues                                          $  11,596    $  14,078      $  6,005    $   7,142     $     25,897
Equity in losses of affiliated companies                 (5,544)      (7,393)       (3,249)      (4,326)         (14,030)
Gain from disposal and changes in holdings in
  subsidiaries and affiliated companies, net              1,259        1,818           888        1,892            6,674
Other income, net                                         6,060        2,828         7,283        3,261            1,801
                                                      ---------    ---------      --------    ---------     ------------
Total income                                             13,371       11,331        10,927        7,969           20,342
Costs and expenses                                       27,644       41,036        13,801       23,359           69,822
                                                      ---------    ---------      --------    ---------     ------------
Loss before tax benefit (taxes on income) and
   minority interests                                 $(14,273)    $(29,705)      $(2,874)    $(15,390)     $    (49,480)
                                                      =========    =========      ========    =========     ============
Loss from continuing operations                       $(12,463)    $(24,799)      $(3,399)    $(13,005)     $    (40,294)
                                                      =========    =========      ========    =========     ============
Net loss                                              $(12,010)    $(36,487)      $(3,399)    $(18,714)     $    (52,371)
                                                      =========    =========      ========    =========     ============
Basic and diluted net loss from continuing
   operations per share                               $  (0.43)    $  (0.85)      $ (0.12)    $  (0.45)     $      (1.38)
                                                      =========    =========      ========    =========     ============
Basic and diluted net loss per share                  $  (0.41)    $  (1.25)      $ (0.12)    $  (0.64)     $      (1.80)
                                                      =========    =========      ========    =========     ============
Weighted average number of ordinary shares used
  in computation (thousands)                             29,183       29,104        29,185       29,114           29,131
                                                      =========    =========      ========    =========     ============

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)


Note 5   -    SHARE - BASED EMPLOYEE COMPENSATION

              The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee share option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the share at the grant date of the award or other measurement date over the exercise price.

              The following pro forma information presents the effect on the consolidated share-based employee compensation expense, net loss and loss per share as if the fair value based method provided under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), had been applied to all outstanding awards in each period.

              Under SFAS 123 the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in all periods presented: (1) expected life of the option of 1-4 years; (2) dividend yield of 0%; (3) expected volatility of 34%-55% (4) risk-free interest rate of 1%-1.5%.



                             For the six months ended         For the three months ended         For the year
                                     June 30,                           June  30,                   ended
                             ------------------------         --------------------------          December 31,
                                 2003             2002            2003              2002             2002
                                      (Unaudited)                       (Unaudited)               (Audited)
                             ------------------------         --------------------------         -------------

Net loss, as reported       $     (12,010)   $     (23,416)    $    (3,399)   $     (15,155)    $     (39,301)
Add: share-based employee
    compensation expense
    included in reported
    net loss                          467              443             240              220               933
Deduct: Total share-based
    employee compensation
    expense determined
    under fair value
    based method for all
    awards
Pro forma net loss                   (698)            (975)           (344)           (441)            (2,876)
                            -------------    -------------     -----------    ------------      -------------
                            $     (12,241)   $     (23,948)    $    (3,503)   $    (15,376)     $     (41,244)
                            =============    =============     ===========    ============      =============
Loss per share:
Basic and diluted  - as     $       (0.41)   $       (1.00)    $     (0.12)   $      (0.59)     $       (1.50)
    reported                =============    =============     ===========    ============      =============

Basic and diluted - pro     $       (0.42)   $       (1.02)    $     (0.12)   $      (0.60)     $       (1.57)
    forma                   =============    =============     ===========    ============      =============


                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)


Note 6   -    CONTINGENT LIABILITIES

              There were no material changes in the status of the Company's contingent liabilities as described in the annual report for 2002 on Form 20F, the details of which are as follows:

              (1) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

              (2) On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and its officers, among others, relate to the period prior to the sale of the company's holding in Elbit Medical Imaging ("EMI"). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

              The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.


Note 7   -    BUSINESS SEGMENTS

              The Company operates indirectly through its subsidiaries, Elron Software Inc. and Elron Telesoft Inc., in two business segments: the Internet Products segment and the System and Projects segment. The Company is also directly engaged in a third business segment, other holdings and corporate operations, which includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

              The operations of the Internet Product segment include development and marketing of network management software products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing internet content.

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)


 Note 7   -   BUSINESS SEGMENTS (Cont.)

              The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

              The other holdings and corporate operations segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors, amorphous metals and other fields and the corporate operations.

              Segment information is as follows:

                                                                       Other Holdings
                                                                             and
                                          Internet     Systems and        Corporate
                                          products      Projects         Operations         Adjustments           Total
                                          --------     -----------    ---------------       -----------        ------------
For the six months ended
  June 30, 2003
    Total income                              3,765       4,207             5,399                   -            13,371
    Net loss                                 (3,454)     (1,223)           (7,333)                  -           (12,010)

For the six months ended
  June 30, 2002
     Total income                             4,251       7,398           (12,957)                  -            (1,308)
     Net loss                                (4,915)     (2,234)          (16,267)                  -           (23,416)

For the three months ended
  June 30, 2003
    Total income                              1,961       2,127             6,839                    -           10,927
    Net loss                                 (1,648)       (661)           (1,090)                   -           (3,399)

For the three months ended
 June 30, 2002
    Total income                              2,380       3,363            (7,905)                   -           (2,162)
    Net loss                                 (2,229)     (1,593)          (11,333)                   -          (15,155)

For the year ended
  December 31, 2002
    Total income                              8,290      10,073           (10,661)                   -            7,702
    Net loss                                 (8,567)     (5,912)          (24,822)                   -          (39,301)


                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)

Note 8   -    RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              A. Effect on the statement of operations:

                     For the six months ended June 30, 2003:

                                                           As                                   As per
                                                        reported        Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Net loss                                $     (12,010)   $       11,198         $      (812)
             Basic and diluted net loss per share            (0.41)             0.38               (0.03)

                     For the six months ended June 30, 2002:

                                                           As                                   As per
                                                        reported(*)      Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Net loss                                $     (23,416)   $       (1,657)        $   (25,073)
             Basic and diluted net loss per share            (1.00)            (0.07)              (1.07)

                     For the three months ended June 30, 2003:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Net loss                                $      (3,399)   $       10,678         $     7,279
             Basic and diluted net loss per share            (0.12)             0.37                0.25

                     For the three months ended June 30, 2002:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Net loss                                $     (15,155)   $       (1,848)        $   (17,003)
             Basic and diluted net loss per share            (0.59)            (0.07)             ( 0.66)

                     For the year ended December 31, 2002 (audited):

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Net loss                                $     (39,301)   $          933         $   (38,368)
             Basic and diluted net loss per share            (1.50)             0.04               (1.46)

              B.   Effect on the balance sheet:

                     As of June 30, 2003:

                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                     --------------   --------------       ---------------
             Total assets                            $     413,617    $     (138,359)        $   275,258
             Total liabilities including
               minority interest                           142,263           (32,736)            109,527
             Total equity                                  271,354          (105,623)            165,731

                                  [ELRON LOGO]

                          In thousands of U.S. Dollars
                                  (Unaudited)


Note 8   -    RECONCILIATION TO ISRAELI GAAP (Cont.)

              B. Effect on the balance sheet (cont.):

                     As of December 31, 2002 (audited):

                                                                                             As per
                                                     As reported       Adjustments        Israeli GAAP
                                                     -------------    ------------        ------------
           Total assets                              $   401,329    $    (129,064)       $     272,265
           Total liabilities including
             minority interest                           134,812          (27,462)             107,350
           Total equity                                  266,517         (101,602)             164,915

              C.  MATERIAL ADJUSTMENTS:

                     The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP as detailed in Note 26 to the Company's annual financial statements for the year ended 2002 as well as transactions which occurred during the period ended June 30,2003, as follows:

                     As described in Note 3G, Elbit sold 3,500,000 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger. Under Israeli GAAP, the carrying value of the Partner shares was approximately $50 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounts to approximately $9,700 as compared to approximately $3,200 under US GAAP.

                                 # # # # # # # #

                                  [ELRON LOGO]


                 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of June 30, 2003:

                                                                  Carrying value of the   Market value of the publicly traded
                                                         %             investment                 investments as of:
                                                      Holding        as of June 30,          June 30,           August 11,
                                                                        2003 (1)               2003                2003
                                                      ------------------------------------------------------------------------
Consolidated Companies:
Elron Software Inc.                                     96%              (1,409)          $            -       $
Elron Telesoft Inc.                                     99%               9,521                        -
Galil Medical Ltd. (2)                                  33%               6,046                        -
MediaGate N.V.                                          69%                  22                        -

Affiliated Companies (equity):
Elbit Systems Ltd. (Nasdaq: ESLT)                       20%              87,256                    151,620            138,568
Given Imaging Ltd. (Nasdaq: GIVN) (2)                   18%              23,517                     37,948             52,857
NetVision Ltd.                                          46%                 744                        -
Wavion Inc.                                             52%               2,552                        -
Kidum Elron IT (KIT) Ltd.                               29%                (544)                       -
Chip Express Corporation                                33%               3,641                        -
Pulsicom Israel Technologies Ltd.                       17%                 608                        -
3DV Systems Ltd. (2)                                    24%                 225                        -
Advanced Metal Technologies Ltd. (AMT)                  28%               3,822                        -
Witcom Ltd. (2)                                         20%                 447                        -
CellAct Ltd.                                            45%                 315                        -
Semiconductors Engineering Laboratories Ltd.
   (SELA) (2)                                           24%                 565                        -
Ingeneo Ltd.  (2)                                       17%                 447                        -
Notal Vision Ltd.                                       24%               1,392                        -

Available for sale:
Partner Communications Company Ltd. (Nasdaq: PTNR)
                                                        10%              91,310                   91,310             94,851(3)

Partnership:
Gemini Israel Fund                                       5%                 263                       -
InnoMed                                                 14%               1,982                       -

Cost:
Oren Semiconductor Inc.                                 17%               9,124                       -


(1)    Includes loans and convertible notes.
(2) Represents the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.
(3) Including $14,100 proceeds from sale of 2,778,226 shares on August 11, 2003 - see Note 3G.